March 5, 2015

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:	The Greenbrier Companies, Inc.

Form 10-K for the year ended August 31, 2014

Filed October 30, 2014

File No. 001-13146

Dear Ms. Raminpour:

We are responding to the comments set forth in your letter on February 9, 2015. For ease of reference, we have repeated the SEC Staff’s comment in bold text preceding our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview, page 30

1.	We note you did not provide an analysis for the factors behind the changes for the cost of revenue line item. Given the significance of such costs to your results of operations for each period presented, the fact that these costs are affected by factors that are not dependent on revenue, and the size of your operations, please revise and expand your MD&A to separately quantify and discuss factors responsible for changes in the levels of the company’s cost of products sold.

In future filings, beginning with our Form 10-Q for the interim period ended February 28, 2015, we will expand our MD&A to separately quantify and discuss the significant factors behind the changes for the cost of revenue line item in our MD&A.

As an example of how we would approach this additional analysis, please find attached in Appendix I our MD&A from our 2014 Form 10-K with the additional disclosures included. Please note that in the Overview section of our MD&A in Appendix I, we have included a 2014 versus 2013 analysis for illustrative purposes. In future filings, we will include an analysis over all the periods for which an income statement is presented.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

2.	Furthermore, your discussion regarding the factors behind the changes in income statement line items did not provide insights and quantifications regarding their relative contributions making up the total change pursuant to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835. For example, you state that revenues, or margins increased primarily due to one factor, and the increase was partially offset by a decrease due to another factor or more than one factor.

While revising your disclosures, please consider the following suggestions as set forth in Section III.A of SEC Release No. 33-8350. They include the following:

(a) Use a tabular presentation to provide a comparison of the company’s results in different periods, which could include line items and percentage changes as well as other information determined to be useful;

(b) Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for known changes, events, trends, uncertainties and other materials for the line items in the table above.

In future filings, beginning with our Form 10-Q for the interim period ended February 28, 2015, we will include further analysis and quantification regarding the relative contributions of significant factors making up the total change pursuant to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In addition, consistent with the guidance set forth in Section III.A of SEC Release No. 33-8350, in the MD&A we will include tabular presentations of the significant income statement line items with the dollar and percentage changes for all periods presented. We will focus the narrative portion of the disclosure on analysis of the underlying reasons for changes included in the aforementioned tables.

As an example of how we would approach this additional analysis, please find attached in Appendix I our MD&A from our 2014 Form 10-K with these additional disclosures included. Please note that in the Overview section of our MD&A in Appendix I, we have included a 2014 versus 2013 analysis for illustrative purposes. In future filings, we will include an analysis over all the periods for which an income statement is presented.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

Note 3. Gain on Contribution to Joint Venture, page 52

3.	We note that upon formation of GBW, the Company recognized a pre-tax non-cash gain of $29.0 million for the year ended August 31, 2014 which was calculated as the fair value of the Company’s 50% share in GBW, less cash and intangibles contributed to GBW and an allocation of goodwill attributed to the repair business the Company contributed to GBW. The gain was included as Gain on Contribution to Joint Venture in the Consolidated Statements of Operations. In light of the materiality of the gain, please tell us how fair value was calculated, and your basis for goodwill allocation to the portion that was contributed. We may have further comment upon reviewing your response.

Upon formation of GBW, we recognized a pre-tax non-cash gain of $29.0 million for the year ended August 31, 2014 which was calculated as the fair value of our 50% ownership interest in GBW, less the net book value of assets contributed to GBW and less an allocation of goodwill attributed to the business contributed to GBW. We retained the services of a nationally recognized valuation firm to assist us in developing our estimate of the fair value of our 50% ownership interest in GBW as well as our estimates of the fair value of the business disposed of and the fair value of the portion of the reporting unit that was retained.

Fair Value Determination

The fair value of our 50% ownership interest in GBW used to determine the Gain on Contribution to Joint Venture was estimated by using a combination of the income approach and the market approach. A 50/50 weighting was applied to the fair value estimated from each of these valuation methods. Historically we have used the same 50/50 weighting between the income approach and the market approach when we have estimated the fair value of a reporting unit as part of our goodwill impairment testing. In developing our estimates of the fair value of GBW and our 50% ownership interest, we considered the effect of control premiums and discounts, as appropriate.

For the income approach a discounted cash flow model was utilized which included GBW’s projection of revenue, expenses, fixed asset investments and working capital over a discrete period of time (9 years) to determine the cash flows that are anticipated to be generated by GBW. Cash flows beyond the discrete period of time were estimated using a terminal value approach which included factors such as long-term growth expectations. The discount rate used to calculate the present value of these projected future cash flows (11.5%) was determined by using a market-based weighted average cost of capital which represents the overall level of inherent risk of the business and the rate of return a market participant would expect to earn. The discounted cash flows from the discrete period of time plus the terminal value provided the estimated fair value of GBW using the income approach.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

For the market approach we estimated the fair value of GBW based on observed market multiples of comparable companies in the railcar supply business. To identify comparable companies and to select the appropriate multiples, consideration was given to the financial condition and operating performance of GBW relative to other companies operating in the railcar business. Our valuation utilized observed market forward revenue multiples and forward EBITDA multiples which were then applied to GBW’s projected financials to arrive at the estimated fair value of GBW using the market approach.

Goodwill Allocation Methodology

Consistent with the guidance in ASC 350-20-40, our calculation of the Gain on Contribution to Joint Venture included an allocation of the reporting unit’s existing goodwill attributed to the business contributed to GBW. The goodwill was allocated based on the relative fair value of the business disposed versus the portion of the reporting unit that was retained.

We determined the fair value of the business disposed and the portion of the reporting unit retained by performing a discrete valuation of each utilizing a 50/50 weighting of the income approach and market approach consistent with the valuation methodology previously discussed adjusted for assumptions such as the discount rate. This computation resulted in $14.2 million of goodwill (24.6% of the reporting unit’s goodwill) being allocated to the business disposed. The goodwill that was allocated to the business disposed was included in the calculation of the Gain on Contribution to Joint Venture and the goodwill attributed to the portion retained remained on our Consolidated Balance Sheet. The retained portion of goodwill was also evaluated for impairment.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

As requested in your letter, we hereby acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that neither your comments, nor our changes in response to your comments, foreclose the Securities and Exchange Commission from taking any action with respect to our filings. We agree that your comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3828.

Sincerely,

/s/ Mark J. Rittenbaum

Mark J. Rittenbaum

Executive Vice President

Chief Financial Officer

cc:	Adrian Downes, Chief Accounting Officer

Sherrill Corbett, Tonkon Torp

Rod Clark, KPMG

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

Appendix I

Example: 2014 Form 10-K with proposed revisions

Overview

(In thousands)	2014	2013	2012
Revenue:
Manufacturing	$1,624,916	$1,215,734	$1,253,964
Wheels, Repair & Parts	495,627	469,222	481,865
Leasing & Services	83,419	71,462	71,887

	2,203,962	1,756,418	1,807,716
Cost of revenue:
Manufacturing	1,374,008	1,082,889	1,122,384
Wheels, Repair & Parts	463,938	431,501	433,541
Leasing & Services	43,796	35,655	37,371

	1,881,742	1,550,045	1,593,296
Margin:
Manufacturing	250,908	132,845	131,580
Wheels, Repair & Parts	31,689	37,721	48,324
Leasing & Services	39,623	35,807	34,516

	322,220	206,373	214,420

Selling and administrative	125,270	103,175	104,596
Net gain on disposition of equipment	(15,039)	(18,072)	(8,964)
Gain on contribution to joint venture	(29,006)	—	—
Goodwill impairment	—	76,900	—
Restructuring charges	1,475	2,719	—

Earnings from operations	239,520	41,651	118,788

Interest and foreign exchange	18,695	22,158	24,809

Earnings before income tax and earnings (loss) from unconsolidated affiliates	220,825	19,493	93,979

Income tax expense	(72,401)	(25,060)	(32,393)

Earnings (loss) before earnings (loss) from unconsolidated affiliates	148,424	(5,567)	61,586

Earnings (loss) from unconsolidated affiliates	1,355	186	(416)

Net earnings (loss)	149,779	(5,381)	61,170

Net earnings attributable to noncontrolling interest	(37,860)	(5,667)	(2,462)

Net earnings (loss) attributable to Greenbrier	$111,919	$(11,048)	$58,708
Diluted earnings (loss) per common share	$3.44	$(0.41)	$1.91

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

(In thousands)	Years ended August 31,
	2014	2013	Increase (Decrease)	% Change
Revenue	$2,203,962	$1,756,418	$447,544	25.5%
Cost of revenue	$1,881,742	$1,550,045	$331,697	21.4%

Margin (%)	14.6%	11.7%	2.9%	*

Net earnings (loss) attributable to Greenbrier	$111,919	$(11,048)	$122,967	*

*	Not meaningful

Through our integrated business model, we provide a broad range of custom products and services in each of our segments which have various average selling prices and margins. The demand for and mix of products and services delivered changes from year to year which causes fluctuations in our results of operations.

The 25.5% increase in revenue for the year ended August 31, 2014 as compared to the year ended August 31, 2013 was primarily due to a 33.7% increase in Manufacturing revenue which accounted for 91% of the total revenue increase. The increase in Manufacturing revenue was primarily due to a higher volume of deliveries due to strong demand in the freight car market and our increased product diversification. Growth in revenues in Wheels, Repair & Parts and Leasing & Services of approximately 5.6% and 16.7% respectively also contributed to the year over year increase in consolidated revenue.

The 21.4% increase in cost of revenue for the year ended August 31, 2014 as compared to the year ended August 31, 2013 was primarily due to an increase in Manufacturing cost of revenue which represented 88% of the total increase. Cost of revenue for Manufacturing increased 26.9%, primarily due to a 40% increase in railcar deliveries with a mix which had a lower average labor and material content partially offset by improved production efficiencies. Costs of revenue also increased by approximately 7.5% and 22.8% in Wheels, Repair & Parts and Leasing & Services, respectively primarily due to higher volume.

Margin as a percentage of revenue was 14.6% and 11.7% for the years ended August 31, 2014 and 2013, respectively. The overall 2.9% increase in margin percentage was driven principally by Manufacturing margin which increased from 10.9% to 15.4% primarily due to a favorable change in product mix and improved production efficiencies. Offsetting improved margin in Manufacturing was a decline in margin in Wheels, Repair & Parts to 6.4% in 2014 from 8.0% in 2013 and a decline in margin in Leasing & Services to 47.5% in 2014 from 50.1% in 2013. Additional analysis of operations for each segment is presented below.

The $123.0 million increase in net earnings for the year ended August 31, 2014 as compared to the year ended August 31, 2013 was primarily attributable to a non-cash goodwill impairment charge of $71.8 million, net of tax in the prior year and an increase in Manufacturing gross margin and a non-cash Gain on contribution to joint venture of $13.6 million, net of tax both in the current year.

Note: The example above includes a 2014 versus 2013 analysis of the Overview section of our MD&A for illustrative purposes. In future filings, we will include an analysis over all the periods for which an income statement is presented.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

Manufacturing Segment

(In thousands)	Years ended August 31,			2014 vs 2013		2013 vs 2012
	2014	2013	2012	Increase (Decrease)	% Change	Increase (Decrease)	% Change
Revenue	$1,624,916	$1,215,734	$1,253,964	$409,182	33.7%	$(38,230)	(3.0%)
Cost of revenue	$1,374,008	$1,082,889	$1,122,384	$291,119	26.9%	$(39,495)	(3.5%)

Margin (%)	15.4%	10.9%	10.5%	4.5%	*	0.4%	*

Operating profit ($)	$202,555	$88,822	$87,880	$113,733	128.0%	$942	1.1%
Operating profit (%)	12.5%	7.3%	7.0%	5.2%	*	0.3%	*

*	Not meaningful

Manufacturing revenue was $1.625 billion, $1.216 billion and $1.254 billion for the years ended August 31, 2014, 2013 and 2012. Railcar deliveries, which are the primary source of manufacturing revenue, were 16,200 units in 2014 compared to 11,600 units in 2013 and 15,000 units in 2012. Manufacturing revenue increased $409.2 million or 33.7% in 2014 compared to 2013 primarily due to a 40% increase in the volume of deliveries with a mix which had a lower average selling price as compared to the prior year. These higher deliveries were a result of improved efficiencies and an increase in capacity in response to higher demand in the freight car market and our increased product diversification. Manufacturing revenue decreased $38.2 million or 3.0% in 2013 compared to 2012 primarily due to a 23% decrease in the volume of deliveries which had a higher average selling price as compared to the prior year. These lower deliveries with a higher average selling price were a result of a change in product mix to more labor and material intensive railcar types, lower demand for certain of our products and inefficiencies related to ramping up tank car production.

Manufacturing cost of revenue was $1.374 billion, $1.083 billion and $1.122 billion for the years ended August 31, 2014, 2013 and 2012. Cost of revenue increased $291.1 million or 26.9% in 2014 compared to 2013, primarily due to an increase of 40% in the volume of railcar deliveries with a mix which had a lower average labor and material content partially offset by improved production efficiencies. Cost of revenue decreased $39.5 million or 3.5% in 2013 compared to 2012, primarily due to a decrease of 23% in the volume of railcar deliveries which had higher average labor and material content partially offset by certain inefficiencies with ramping up tank car production.

Manufacturing margin as a percentage of revenue was 15.4% in 2014, 10.9% in 2013 and 10.5% in 2012. The 4.5% increase in margin in 2014 compared to 2013 was primarily the result of a favorable change in product mix and pricing, higher volumes of new railcars syndicated with leases attached and improved production efficiencies and overhead absorption. The 0.4% increase in margin in 2013 compared to 2012 was primarily the result of a favorable change in product mix and an increase in marine revenue partially offset by certain inefficiencies with ramping up tank car production.

Manufacturing operating profit was $202.6 million and 12.5% of revenue for the year ended August 31, 2014, $88.8 million and 7.3% of revenue for the year ended August 31, 2013 and $87.9 million and 7.0% of revenue for the year ended August 31, 2012. The $113.7 million or 128.0% increase in operating profit in 2014 compared to 2013 and the $0.9 million or 1.1% increase in operating profit in 2013 compared to 2012 were both primarily attributed to higher margins.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

Wheels, Repair & Parts Segment

The Wheels, Repair & Parts segment included the results of operations for our repair, refurbishment and retrofitting operations (“Repair”) through July 18, 2014. On July 18, 2014 we and Watco, our joint venture partner, contributed our respective Repair operations to GBW, an unconsolidated 50/50 joint venture. After July 18, 2014, the results of GBW were included as part of Earnings (loss) from unconsolidated affiliates as we account for our interest in GBW under the equity method of accounting.

(In thousands)	Years ended August 31,			2014 vs 2013		2013 vs 2012
	2014	2013	2012	Increase (Decrease)	% Change	Increase (Decrease)	% Change
Revenue	$495,627	$469,222	$481,865	$26,405	5.6%	$(12,643)	(2.6%)
Cost of revenue	$463,938	$431,501	$433,541	$32,437	7.5%	$(2,040)	(0.5%)

Margin (%)	6.4%	8.0%	10.0%	(1.6%)	*	(2.0%)	*

Operating profit ($)	$40,597	$(60,966)	$31,455	$101,563	*	$(92,421)	*
Operating profit (%)	8.2%	*	6.5%	*	*	*	*

*	Not meaningful

Wheels, Repair & Parts revenue was $495.6 million, $469.2 million and $481.9 million for the years ended August 31, 2014, 2013 and 2012. The $26.4 million or 5.6% increase in revenue in 2014 compared to 2013 was primarily the result of an 11% increase in wheel set and component volumes as a result of increased demand, and a change in wheel set and component product mix resulting in a higher average selling price. These were partially offset by a 18% decrease in repair volume primarily due to the closure of facilities as part of our previously disclosed restructuring plan to sell or close certain Wheels, Repair & Parts facilities to enhance margins and improve capital efficiency and the contribution of our Repair operations to GBW which reduced the number of working days in which we consolidated the Repair operations during 2014 by approximately 12%. The $12.7 million or 2.6% decrease in revenue in 2013 compared to 2012 was primarily the result of a 28% decrease in wheel set and component volumes as a result of lower demand and a decrease in scrap metal pricing and volume. These were partially offset by a 15% increase in repair volumes as a result of an increase in demand for repair work.

Wheels, Repair & Parts cost of revenue was $463.9 million, $431.5 million and $433.5 million for the years ended August 31, 2014, 2013 and 2012. Cost of revenue increased $32.4 million or 7.5% in 2014 compared to 2013, primarily due to an 11% increase in wheel set and component volumes as a result of increased demand and operating inefficiencies at certain of our repair facilities. This was partially offset by a decrease of 18% in repair volumes primarily due to the closure of facilities as part of our previously disclosed restructuring plan and the contribution of our Repair operations to GBW which reduced the number of working days in which we consolidated the Repair operations during 2014 by approximately 12%. Cost of revenue decreased $2.0 million or 0.5% in 2013 compared to 2012, primarily due to a decrease in parts volume and due to a 28% decrease in wheel set and component volumes due to lower demand. This was partially offset by a 15% increase in repair volumes as a result of an increase in demand for repair work and inefficiencies at certain underperforming facilities.

Wheels, Repair & Parts margin as a percentage of revenue was 6.4% for 2014, 8.0% for 2013 and 10.0% for 2012. The 1.6% decrease in margin as a percentage of revenue in 2014 compared to 2013 was primarily the result of operating inefficiencies at certain of our repair facilities and a less favorable parts product mix. The 2.0% decrease in margin as a percentage of revenue in 2013 compared to 2012 was primarily the result of inefficiencies from operating at lower wheel volumes and inefficiencies at certain underperforming facilities. These were partially offset by a favorable change in parts product mix.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

Wheels, Repair & Parts operating profit was $40.6 million and 8.2% of revenue for the year ended August 31, 2014, an operating loss of $61.0 million for the year ended August 31, 2013 and an operating profit of $31.5 million and 6.5% of revenue for the year ended August 31, 2012. The $101.6 million increase in operating profit in 2014 compared to 2013 was primarily attributed to a pre-tax non-cash goodwill impairment charge of $76.9 million in 2013 and a $29.0 million pre-tax non-cash gain on contribution to joint venture in 2014. The $92.4 million decrease in operating profit in 2013 compared to 2012 was primarily attributed to a pre-tax non-cash goodwill impairment charge of $76.9 million in 2013.

Leasing & Services Segment

(In thousands)	Years ended August 31,			2014 vs 2013		2013 vs 2012
	2014	2013	2012	Increase (Decrease)	% Change	Increase (Decrease)	% Change
Revenue	$83,419	$71,462	$71,887	$11,957	16.7%	$(425)	(0.6%)
Cost of revenue	$43,796	$35,655	$37,371	$8,141	22.8%	$(1,716)	(4.6%)

Margin (%)	47.5%	50.1%	48.0%	(2.6%)	*	2.1%	*

Operating profit ($)	$41,055	$42,411	$31,055	$(1,356)	(3.2%)	$11,356	36.6%
Operating profit (%)	49.2%	59.3%	43.2%	(10.1%)	*	16.1%	*

*	Not meaningful

Leasing & Services revenue was $83.4 million, $71.5 million and $71.9 million for the years ended August 31, 2014, 2013 and 2012. The $11.9 million or 16.7% increase in revenue in 2014 compared to 2013 was primarily the result of a sale of railcars we purchased from a third party. These railcars were not manufactured by our company, but rather purchased from a third party with a lease attached, with the intent to resell them. The gross proceeds from the sale of these railcars with leases attached were recorded as revenue and the cost of purchasing these railcars from a third party was recorded in cost of sales. The increase in revenue as compared to the prior year was also a result of a 44% increase in management services revenue due to the addition of new management service agreements and higher average volumes of rent-producing leased railcars for syndication. These were partially offset by a 12% decline in leasing revenue resulting from a smaller average owned lease fleet as compared to the prior year. The $0.4 million or 0.6% decrease in revenue in 2013 compared to 2012 was primarily the result of lower average volumes of rent-producing leased railcars for syndication and a decrease in earnings on mileage utilization leases. These were partially offset by a 16% increase in management services revenue primarily due to the addition of new management services agreements.

Leasing & Services cost of revenue was $43.8 million, $35.7 million and $37.4 million for the years ended August 31, 2014, 2013 and 2012. Cost of revenue increased $8.1 million or 22.8% in 2014 compared to 2013, primarily due to a $5.9 million increase in costs associated with the sale of railcars we purchased from a third party and new management service agreements. This was partially offset by lower railcar leasing cost of revenues of $3.4 million primarily associated with a smaller average owned lease fleet as compared to the prior year. Cost of revenue decreased $1.7 million or 4.6% in 2013 compared to 2012, primarily due to a $1.2 million reduction in the maintenance accrual on terminated maintenance management agreements in 2013.

Leasing & Services margin as a percentage of revenue was 47.5% in 2014 compared to 50.1% in 2013 and 48.0% in 2012. The 2.6% decrease in 2014 compared to 2013 was primarily the result of a lower margin sale of railcars we purchased from a third party and the $1.2 million reduction in the maintenance accrual on terminated maintenance management agreements during the prior year. These were partially offset by higher average volumes of rent-producing leased railcars for syndication as compared to the prior year. The 2.1% increase in 2013 compared to 2012 was primarily the result of a $1.2 million reduction in the maintenance accrual on terminated maintenance management agreements and a $0.6 million receipt of a settlement on a terminated railcar lease agreement, both in 2013. These were partially offset by lower average volumes of rent-producing leased railcars for syndication.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

Leasing & Services operating profit was $41.1 million and 49.2% of revenue for the year ended August 31, 2014, $42.4 million and 59.3% of revenue for the year ended August 31, 2013 and $31.1 million and 43.2% of revenue for the year ended August 31, 2012. The $1.4 million or 3.2% decrease in operating profit in 2014 compared to 2013 was primarily attributed to a $4.5 million decrease in Net gain on disposition of equipment. The $11.4 million or 36.6% increase in operating profit in 2013 compared to 2012 was primarily attributed to a $9.4 million increase in Net gain on disposition of equipment.

The percentage of owned units on lease as of August 31, 2014 was 98.2% compared to 97.4% at August 31, 2013 and 93.5% at August 31, 2012.

Selling and Administrative

(In thousands)	Years ended August 31,			2014 vs 2013		2013 vs 2012
	2014	2013	2012	Increase (Decrease)	% Change	Increase (Decrease)	% Change
Selling and Administrative	$125,270	$103,175	$104,596	$22,095	21.4%	$(1,421)	(1.4%)

Selling and administrative expense was $125.3 million, or 5.7% of revenue for the year ended August 31, 2014, $103.2 million, or 5.9% of revenue for the year ended August 31, 2013 and $104.6 million, or 5.8% of revenue, for the year ended August 31, 2012. The $22.1 million or 21.4% increase in 2014 compared to 2013 was primarily due to increased levels of activity resulting in a $16.0 million increase in employee related costs, including incentive compensation associated with increased levels of profitability. The increase was also attributed to a $5.7 million increase in legal and consulting costs primarily associated with the formation of the new GBW joint venture and other strategic initiatives. The $1.4 million or 1.4% decrease in 2013 compared to 2012 was primarily due to a decrease in incentive compensation costs.

Net Gain on Disposition of Equipment

Net gain on disposition of equipment was $15.0 million, $18.1 million and $9.0 million for the years ended August 31, 2014, 2013 and 2012.

The gain for the year ended August 31, 2014 consists of $14.6 million in gains realized on the disposition of leased assets and $0.4 million on the disposition of equipment related to our restructuring plan to sell or close certain Wheels, Repair & Parts facilities to enhance margins and improve capital efficiency. The gain for the year ended August 31, 2013 consists of $19.0 million in gains realized on the disposition of leased assets, a $0.6 million other gain and a $1.5 million loss related to the sale of certain assets from our roller bearing operation in Elizabethtown, Kentucky. The entire gain for the year ended August 31, 2012 was realized on the disposition of leased assets.

Assets from Greenbrier’s lease fleet are periodically sold in the normal course of business in order to take advantage of market conditions and manage risk and liquidity.

Gain on Contribution to Joint Venture

On July 18, 2014, we and Watco contributed our respective Repair operations to a newly formed entity, GBW, an unconsolidated 50/50 joint venture with Watco. As of August 31, 2014, the GBW joint venture operated 38 shops previously part of our company’s and Watco’s networks. As a result of the formation of GBW, we recognized a pre-tax non-cash gain of $29.0 million for the year ended August 31, 2014 which was calculated as the fair value of our 50% share in GBW, less cash and intangibles contributed to GBW and an allocation in goodwill attributed to the repair, refurbishment and retrofitting business contributed to GBW.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

Goodwill Impairment

The results of our annual goodwill impairment test during the third quarter of 2013 indicated that the carrying amount related to Wheels, Repair & Parts was in excess of fair value. As a result, a non-cash impairment loss was recorded to the extent that the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of that goodwill. A non-cash impairment charge of $76.9 million ($71.8 million, net of tax) was recorded for the year ended August 31, 2013. The primary drivers of the impairment charge were lower than expected operating results and changes in forecasted future results, accompanied by a reduction in observed market multiples.

Restructuring Charges

During 2013, we implemented a restructuring plan to sell or close certain Wheels, Repair & Parts facilities to enhance margins and improve capital efficiency. Restructuring charges related to this plan totaled $1.5 million and $2.7 million for the years ended August 31, 2014 and 2013 and consisted of employee related termination costs, contract termination expenses and other costs.

Interest and Foreign Exchange

Interest and foreign exchange expense was composed of the following:

(In thousands)	Years ended August 31,		Increase (Decrease)
	2014	2013
Interest and foreign exchange:
Interest and other expense	$18,306	$19,203	$(897)
Accretion of convertible debt discount	—	2,455	(2,455)
Foreign exchange loss	389	500	(111)

	$18,695	$22,158	$(3,463)

Interest and other expense decreased in 2014 from 2013 primarily due to the convertible note debt discount being fully amortized in the prior year and lower interest expense on reduced levels of average borrowings in the current year.

Interest and foreign exchange expense was composed of the following:

(In thousands)	Years ended August 31,		Increase (Decrease)
	2013	2012
Interest and foreign exchange:
Interest and other expense	$19,203	$22,474	$(3,271)
Accretion of convertible debt discount	2,455	3,259	(804)
Foreign exchange (gain) loss	500	(924)	1,424

	$22,158	$24,809	$(2,651)

Interest and other expense decreased in 2013 from 2012 primarily due to lower interest expense on reduced levels of average borrowings and a benefit from interest accruals associated with uncertain tax positions that expired during the year. This was partially offset by a $0.9 million foreign exchange gain in 2012 and a $0.5 million foreign exchange loss in 2013.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 5, 2015

Income Tax

Our effective tax rate is generally decreased by foreign earnings taxed at rates below the domestic 35% rate and by domestic partnership earnings taxed to noncontrolling interest in a consolidated subsidiary. Our rate can also be increased or decreased by discrete items that may occur in any given year, but are not consistent from one year to the next. Significant discrete items in recent years have included reductions in nondeductible goodwill and reversals of uncertain tax positions.

In 2014 our tax expense was $72.4 million on $220.8 million of pre-tax earnings for an effective tax rate of 32.8%. The rate would have been 29.5% had nondeductible goodwill not reduced the gain recognized on the contribution of our repair, refurbishment and retrofitting operations to the GBW joint venture.

In 2013 our tax expense was $25.1 million on $19.5 million of pre-tax earnings that had been reduced by a goodwill impairment charge of $76.9 million that was largely nondeductible. The rate would have been 30.4% without the impairment charge. The rate also benefited from the reversal of uncertain tax positions.

In 2012 our tax expense was $32.4 million on $94.0 million of pre-tax earnings for an effective tax rate of 34.5%. The rate benefitted from the recognition of deferred tax assets in certain foreign jurisdictions and from the restructuring of a foreign subsidiary.

Earnings (Loss) from Unconsolidated Affiliates

Earnings from unconsolidated affiliates were $1.4 million for the year ended August 31, 2014 and primarily included the results of operations from our castings joint venture and our GBW joint venture. Earnings from unconsolidated affiliates were $0.2 million for the year ended August 31, 2013 and primarily included the results of operations from our castings joint venture. Loss from unconsolidated affiliates was $0.4 million for the year ended August 31, 2012 and included the results of operations from our castings joint venture and from WLR–Greenbrier Rail Inc.

Net Earnings Attributable to Noncontrolling Interest

The years ended August 31, 2014, 2013 and 2012 include net earnings attributable to noncontrolling interest of $37.9 million, $5.7 million and $2.5 million which primarily represents our joint venture partner’s share in the results of operations of our Mexican railcar manufacturing joint venture, adjusted for intercompany sales. The $32.2 million increase in 2014 compared to 2013 is primarily a result of operating at higher production rates, improved manufacturing efficiencies and lower intercompany activity in the current year. The $3.2 million increase in 2013 compared to 2012 was due to the result of increased sales to third parties and lower intercompany activity.